SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009 (report no.1).

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Enables Compliance with New Brazilian Customer Service Regulations, Dated February 2, 2009.

99.2 Press Release: South Africa`s Transnet Port Terminals Expands NICE`s IP Video Surveillance Environment in National Security Upgrade Initiative, Dated February 5, 2009.

99.3 Press Release: NICE Gains Romania`s Leading Telco, Romtelecom, as New Customer in Deal for NICE SmartCenter at their Contact Centers, Dated February 17, 2009.

99.4 Press Release: Leading Research Firm Identifies Actimize, a NICE Company, as Only Anti-Financial Crime Vendor with `Core Offerings` across All AML and Anti-Fraud Areas, Dated February 25, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: March 2, 2009

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EXHIBIT INDEX

99.1 Press Release: NICE Enables Compliance with New Brazilian Customer Service Regulations, Dated February 2, 2009.

99.2 Press Release: South Africa`s Transnet Port Terminals Expands NICE`s IP Video Surveillance Environment in National Security Upgrade Initiative, Dated February 5, 2009.

99.3 Press Release: NICE Gains Romania`s Leading Telco, Romtelecom, as New Customer in Deal for NICE SmartCenter at their Contact Centers, Dated February 17, 2009.

99.4 Press Release: Leading Research Firm Identifies Actimize, a NICE Company, as Only Anti-Financial Crime Vendor with `Core Offerings` across All AML and Anti-Fraud Areas, Dated February 25, 2009.

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NICE Enables Compliance with New Brazilian Customer Service Regulations

Seven top Brazilian telecom and contact center outsourcing companies choose NICE SmartCenter to improve customer satisfaction and business performance

Ra`anana, Israel, February 2, 2009 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that NICE SmartCenter has been selected by seven leading Brazilian telecommunications and contact center outsourcing companies to comply with new customer service regulations put in place by the Brazilian government effective December 1st, 2008. Each of these companies placed orders in the fourth quarter of 2008 for NICE SmartCenter for their contact centers, which handle millions of customer calls each month, to meet the requirements of the country`s new presidential decree.

The new Brazilian State decree, which became effective December 1st, 2008, aims to protect consumers against abusive practices by obliging contact centers to adhere to higher standards of customer service or incur penalties.  Contact centers are now obliged, for example, to transfer calls no more than once and put customers on hold for no longer than one minute.  In addition it also outlines soft-skills requirements, such as clarity, efficiency, precision, punctuality and cordiality.  Furthermore, if a caller wants to cancel a service, the organization must oblige immediately.

"In the last few months we have already seen new opportunities arise as a result of the Brazilian government`s new decree on improving customer service levels for the country`s 185 million population, and we see our role only continuing to expand in this area in the future," said Yochai Rozenblat, President, NICE Americas Enterprise. "NICE is proud to be selected as the de facto choice of leading telecommunications and contact center outsourcing companies in Brazil seeking the best solution to help them comply with the new regulations."

NICE will provide these leading firms with recording and quality management (QM) solutions, some of which will be implemented in a VoIP environment, that will help them improve agent customer service performance for maximized customer satisfaction.  By delivering a better understanding of which agent behaviors are the most productive, successful contact center management best practices can be implemented across all teams. By better identifying which behaviors are detrimental to customer satisfaction, they can better uncover knowledge and soft-skill gaps to provide more precise agent training. Furthermore, NICE`s integration with the contact centers` CTI system enables telecommunications companies to comply with the decree`s requirements regarding queue times and call transfer times.  Additionally, NICE`s call flow analysis capabilities help ensure that the customer`s call was not ended prior to providing the requested service per decree requirement.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

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Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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South Africa`s Transnet Port Terminals Expands NICE`s IP Video Surveillance Environment in National Security Upgrade Initiative

South Africa`s largest cargo terminal operator selects NICE`s state-of-the-art digital video surveillance solution to improve security at key ports and ensure compliance with country`s critical infrastructure regulations

Ra`anana, Israel, February 05, 2009 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that Transnet Port Terminals, the largest cargo terminal operator in South Africa, is expanding NICE`s IP video surveillance environment at Durban Car Terminal and Ngqura, for a total of five port terminals. The new project is part of a national security upgrade initiative designed to improve security at South Africa`s commercial ports and ensure compliance with the government`s Key Points and Strategic Installations regulations for the security of national critical infrastructure sites. This win further demonstrates NICE`s strategic focus on securing critical transportation infrastructure sites in regions throughout the world. The recent deployment at Florida`s Port Canaveral, the second busiest cruise port in the world, is another example.

Transnet Port Terminals, South Africa`s largest cargo terminal operator, operates 16 terminals at seven of the country`s busiest commercial ports. The NICE solution will enable Transnet Port Terminals to monitor and record images from approximately 800 IP video surveillance cameras stationed at five of their busiest port terminals. Furthermore, by adopting NICE`s IP-based video surveillance solution, Transnet will comply with the government`s National Key Points and Strategic Installations regulations, aimed at ensuring efficient and effective control over, and optimum security of, critical infrastructure sites deemed of national and strategic importance by the government`s Department of Safety and Security.

"We are proud to announce the NICE Systems solution as the new IP video surveillance standard for Transnet Port Terminals," stated Mervin Chetty, GM Strategy, Security and SHEQ at Transnet Port Terminals. "With our commercial ports open 24/7, 365 days a year, the high-availability solution that NICE provides ensures that our port control rooms have the highest performance components required to centrally manage, view and store video from all of the cameras positioned at our major ports."

The NiceVision Net solution will provide Transnet Port Terminals with an enterprise-class, fully redundant, high availability open platform IP video surveillance system, which includes network video recorders (NVRs), a Virtual Matrix (for video wall management), and NiceVision ControlCenter to help Transnet Port Terminals port operators detect, verify, resolve and investigate security events quickly and effectively. Through NiceVision`s open architecture, the solution can augment other information, security and management systems, for example, enabling instant video confirmation in access control to improve the speed and reliability of the process, and provide an audit trail for investigation purposes.

"Securing this important project with Transnet Port Terminals further demonstrates NICE`s strategic focus on, and commitment to, improving security for critical transportation infrastructure sites," said Israel Livnat, President of the NICE Systems Security Group. "Our pivotal role in providing security solutions for transportation infrastructure, including port terminals, was recently demonstrated with Florida`s Canaveral Port Authority, where we are currently deploying NICE`s IP video surveillance solution as part of an upgrade to modernize the port`s security infrastructure."

About Transnet Port Terminals

Transnet Port Terminals was established in 2000 when Transnet's then single port division, Portnet, was divided into operations and landlord businesses, SAPO and the National Ports Authority (NPA), respectively. Since its inception, SAPO, now known as Transnet Port Terminals, has played a key role in supporting the South African government's export-led growth strategy. Most Southern African import and export commodities are handled through South Africa's seven largest ports Richards Bay, Durban, Saldanha, Cape Town, Port Elizabeth, East London and the new deepwater container port - Ngqura. Transnet Port Terminals not only handles these cargoes but implements logistics management solutions for its container, bulk, break-bulk (multi-purpose) and car terminal operations. Port Terminals' major customers represent a broad spectrum of the economy and include the shipping industry, vehicle manufacturers, agriculture, timber and forest products, the mining industry and exporters of minerals, metals and granite. More information is available at http://www.transnet.co.za/PortTerminals.aspx.

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About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services,

powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at

http://www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems Galit.belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink,

Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom,

Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra,

My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning,

NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse,

NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital,

NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback

Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are

trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation

Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd.

(the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition,

and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE Gains Romania`s Leading Telco, Romtelecom, as New Customer in Deal for NICE SmartCenter at their Contact Centers

Integrates NICE SmartCenter solutions for improved customer service levels and operational efficiency

Ra`anana, Israel, February 17, 2009, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that NICE has gained one of Romania`s leading telecommunications companies, Romtelecom, as a new customer in a deal for NICE SmartCenter at their contact centers. The NICE solution will enable Romtelecom to leverage the synergies of its call recording, quality management, workforce management, and performance management, solutions to improve customer service levels and operational efficiency.

Facing fierce market competition and growing call volume at their contact centers, Romtelecom made the goal of increasing customer satisfaction a key priority through a program called "Customer 1st". Using NICE`s comprehensive contact center solution will enable Romtelecom to improve the quality of service provided to their approximately 4 million customers calling about Romtelecom`s advanced communications products and services.

"After considering a number of standalone solutions, we concluded that adopting one unified and comprehensive solution for all of our contacts centers was the best approach for providing both improved service for our customers and increased operational efficiency throughout the organization," said Simona Trofin, Customer Management Director at Romtelecom. "The comprehensive NICE SmartCenter solution fills this role, delivering the most complete and advanced capabilities to meet all of our needs, including regional support services during the implementation phase."

The NICE solution features the integration of call recording, quality management, workforce management, and performance management solutions, all designed to dramatically improve service levels and increase caller satisfaction. By targeting key calls, contact center supervisors will more accurately be able to identify how agent behaviors are impacting quality of service so they can develop programs for sharing best practices as well as programs for performance improvement where needed. Using NICE`s workforce management offering, supervisors will now be able to schedule their more than 1,000 agents working in a complex, multi-skilled and multi-site environment, while ensuring that service levels adhere to the company`s goals. Furthermore, with NICE`s performance management solution, Key Performance Indicators can be defined for agent, group, or contact center activities that are correlated with operational and strategic business performance goals.

"We are pleased to have been chosen by Romtelecom, one of the leading telecommunications companies in Romania," said Tamir Ginat, President of NICE EMEA. "This win illustrates NICE`s leadership position providing the most advanced set of contact center performance solutions, and demonstrates the key role we play in helping organizations worldwide further enhance their business performance."

About Romtelecom

A former state monopoly, Romtelecom was privatized in January 2003. As one of Romania`s largest telecommunications companies and a leader in the fixed communications market, Romtelecom, offers reliable, innovative and easy-to-use services, from traditional fixed telephony, broadband Internet and digital TV, to the most secure hosting data center in Romania, voice and data bundled services, and a permanently supervised and enhanced Customer Care program called "Customer 1st". Romtelecom is part of OTE Group, Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers. More information is available at http://www.romtelecom.ro/en/.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems Galit.belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Leading Research Firm Identifies Actimize, a NICE Company, as Only Anti-Financial Crime Vendor with `Core Offerings` across All AML and Anti-Fraud Areas

Datamonitor Finds Evidence that Banks are Increasingly Seeking Enterprise View of Compliance and Fraud Risk

NEW YORK - February 25, 2009 - Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced that Datamonitor`s recent "Using Technology to Combat Financial Crime in Retail Banking" research identified it as the only vendor out of 29 reviewed with core competencies across all AML and fraud detection areas.

"In the middle of the financial crisis, banking management is primarily interested in solutions with minimal exposure to fraud and compliance issues. Technology is critical to achieving sophistication in identifying and managing potential suspicious activity, whether money laundering or fraud," said Jaroslaw Knapik, Financial Technology Analyst at Datamonitor and author of the report.  "The anti-financial crime landscape is still very fragmented; however we did find that Actimize currently has `core offerings` within every anti-money laundering and fraud category we explored."

Core offerings examined in the Datamonitor research included: Watch List Filtering, Reporting, Know Your Customer/ Identity Theft Fraud Detection, Transaction Monitoring, Case Management, Internal Fraud Detection, Point of Sale/ATM/Card Present Fraud Detection, Online/Card Not Present Fraud Detection/ Web Authentication and Contact Center Fraud Detection.

Datamonitor`s report surveyed 194 IT decision makers from retail banks worldwide.  It found that "risk mitigation and anti-financial crime are high on CIOs` agendas, due to strong regulatory and government attention".  The report states that banks are building towards a cross-business function strategy, with "evidence that increasing numbers of banks are combining their compliance, fraud, and security departments into one single unit" and that the integration will provide an "enterprise-wide view of compliance and fraud risk across an institution or business lines."

Knapik also said that firms are looking for "synergies between anti-fraud and anti-money laundering areas such as compliance or risk management" and that "real time detection is an increasingly urgent requirement."

"Especially in today`s economic environment, we see tremendous interest by financial institutions in sharing a common risk management platform with individual applications across lines of business, compliance and fraud groups," said Amir Orad, CMO and EVP at Actimize.  "Firms are challenged to consolidate where they can, reducing their IT and operational costs while still supporting the needs of diverse groups of managers and investigators.  As evident in the report, Actimize is unique in its ability to balance the disparate needs of different users and transaction types with the goals of consolidation and lowering costs. Striking this balance is aided by utilizing Actimize`s many specific solutions all leveraging a common core technology and a common set of operational tools."

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About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance.  Actimize technology processes billions of transactions a day for many of the world`s top banks and brokerages.  Actimize, a NICE Systems company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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